

SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



MAR 04 2002

REPORTAS OF: **12/31/01**

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

CUTLER GROUP, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 845
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond P. Burley **(415) 445-6687**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/26/02

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cutler Group, L.P.

We have audited the accompanying statement of financial condition of Cutler Group, L.P. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cutler Group, L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 12, 2002

CUTLER GROUP, L.P.
(A California Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

ASSETS

Cash	$	14,283
Receivables from broker-dealer		57,770,636
Securities owned, at market		
Long stocks		39,327,906
Long options		56,257,442
Promissory notes receivable		1,590,953
Exchange membership put/call options, at market		209,750
Furniture and equipment (net of accumulated depreciation of $219,719)		564,590
Computer software and hardware developed for internal use (net of accumulated amortization of $462,178)		858,331
Other assets		33,500
	$	156,627,391

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Payables to broker-dealer	$	155,505
Securities sold, not yet purchased, at market		
Short stocks		96,419,124
Short options		47,140,313
Accounts payable and accrued expenses		2,423,854
		146,138,796
Partners' Capital		
General partner		-
Limited partners		10,488,595
		10,488,595
	$	156,627,391

See accompanying notes.

CUTLER GROUP, L.P.
(A California Limited Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

1. Organization

Cutler Group, L.P. (the "Partnership"), a California limited partnership, was organized on February 1, 1994. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Pacific Exchange, Inc. (the "PCX"), the Chicago Board Options Exchange (the "CBOE") and the International Securities Exchange (the "ISE"). The Partnership is a market maker on the PCX, the CBOE and the ISE and engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
Securities transactions and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded in the statement of financial condition at market value, with related unrealized profit or loss included in net trading gain in the statement of operations.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the partnership is included in the respective income tax returns of the partners. However, the State of California requires an annual minimum tax of $800 and the State of Illinois imposes a replacement tax of 1.5% of Illinois income. These taxes, imposed at the partnership level, are included in other expenses in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and the straight line and accelerated methods for income tax purposes.

Computer Software and Hardware Developed for Internal Use
Direct costs of materials and services incurred in developing internal-use computer software and hardware, including payroll costs for employees directly associated with the project, were capitalized during the application development stage. Such capitalized costs are being amortized over their estimated useful lives. Post-development operation stage costs are expensed as incurred.

3. Partnership Agreement

The General Partner

The Partnership's general partner is Trent Cutler Capital, LLC (the "General Partner"). The General Partner conducts and manages the business of the Partnership.

Profit and Loss Allocations

a. The General Partner receives a maximum of 40% of all partnership profits and losses.

b After the maximum 40% General Partner allocation, the remaining net profits and losses for each calendar quarter are allocated to the limited partners in proportion to their respective ownership percentages as of the first day of such calendar quarter. Profits in excess of that required to remove any and all unrecouped losses for all limited partners will be allocated to the General Partner and limited partners based on a maximum of 40% and a minimum of 60%, respectively. The General Partner's allocation is credited to the General Partner's capital account as of the end of each calendar quarter. However, it is not withdrawable by the General Partner until the end of each calendar year. The General Partner's allocation is subject to recoupment by the limited partners in a subsequent calendar quarter within the same calendar year where there is a loss in such subsequent calendar quarter.

c The General Partner's loss within a calendar year is limited to the General Partner's profit for that year. Thereafter, remaining losses are allocated to the limited partners based on their respective ownership percentages.

4. Distributions and Withdrawals

The Partnership is not required to make distributions, but may do so at the discretion of the General Partner. A limited partner may request a withdrawal of his or her entire capital account, or any portion thereof, as of the end of any calendar quarter, by giving 30 days prior written notice to the General Partner; provided that the limited partner maintained his or her investment for a minimum six month period. The General Partner may accept withdrawal requests of shorter notice at its discretion.

5. Fair Value of Financial Instruments

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with related unrealized profit or loss included in net trading gain in the statement of operations. As the Partnership operates as a broker-dealer, all financial instruments are stated at a value which approximates fair value.

6. Exchange Membership Put/Call Option Agreements

The Partnership has entered into exchange membership put/call option agreements with Bear Stearns & Co., Inc. ("BSCI"), an affiliate of the Partnership's clearing broker. The agreements give the Partnership the option to purchase memberships from BSCI at a specified price, and give BSCI the option to sell the memberships to the Partnership at the same price. As part of these agreements, the Partnership is required to pay BSCI 30% of the memberships' original cost (the option premium) and then lease the membership from BSCI at a fee that calculates interest on the outstanding balance due to BSCI, in the event the option is exercised (the exercise price), at the broker call rate plus 1%. The Partnership is also required to subsequently maintain a minimum of 25% equity in the memberships' exercise price in the event of subsequent declines in their market value by making additional option premium payments to BSCI. The exchange membership put/call options are reflected in the statement of financial condition at market value.

7. Agreements and Related-Party Transactions

The Partnership has a Joint Back Office ("JBO") clearing agreement with Bear Stearns Securities Corp. ("Bear Stearns"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Partnership has invested $15,000 in the preferred shares of Bear Stearns. The Partnership's investment in Bear Stearns is reflected in other assets in the statement of financial condition. Under the rules of the Pacific Exchange, Inc., the agreement requires that the Partnership maintain a minimum net liquidating equity of $1 million with Bear Stearns, exclusive of the preferred stock investment.

The Partnership has issued non-recourse promissory notes to its employees in exchange for limited partner capital contributions as a deferred compensation arrangement. The employees' capital balances earn a return equal to the return of other limited partner capital contributions, subject to certain restrictions, as defined in the agreements. The employees must fulfill certain employment criteria for the capital to be fully vested and the notes to be forgiven. During 2001, promissory notes issued totaled $1,329,606, promissory notes forgiven totaled $420,000 and forfeitures totaled $179,158.

The Partnership compensates its traders at its discretion based on the profitability of their trading activities. At December 31, 2001, compensation due to the traders totaled $2,235,474 and is reflected in accounts payable and accrued expenses in the statement of financial condition.

8. Trading Activities

The Partnership trades in exchange traded equities and equity options contracts.

The fair value of derivatives represents long and short options contracts at market value. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2001, as well as the approximate quarterly average fair values of derivatives held during 2001:

		December 31, 2001		Average During 2001
Options held	$	56,257,000	$	76,379,000
Options written		47,140,000		67,595,000

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business the Partnership enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk which include exchange-traded equity options contracts and short stocks.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the options.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2001, the contract or notional amounts of derivative financial instruments used for trading purposes were as follows:

	$ Millions
Options held	579
Options written	515

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk, continued

In management's opinion, the market risk is substantially diminished when all financial instruments, including stocks owned and sold, not yet purchased, are aggregated.

At December 31, 2001, a significant credit concentration consisted of approximately $9.7 million, representing the market value of the Partnership's trading accounts carried by its clearing broker, Bear Stearns Securities Corp. Management does not consider any credit risk associated with this net receivable to be significant.

10. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Partnership is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2001, the Partnership had net capital and net capital requirements of $6,302,458 and $161,671, respectively.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CUTLER GROUP, L.P.** as of **December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)					$ 10,488,595	[3480]
2.	Deduct: Ownership equity not allowable for net capital						[3490]
3.	Total ownership equity qualified for net capital					$ 10,488,595	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					$	[3520]
	B. Other (deductions) or allowable subordinated liabilities						[3525]
5.	Total capital and allowable subordinated liabilities					$ 10,488,595	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)			$ 3,257,124	[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver				[3570]		
	1. Number of items		[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$ (3,257,124)	[3620]
7.	Other additions and/or allowable credits (List)						[3630]
8.	Net Capital before haircuts on securities positions					$ 7,231,471	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options			$ 929,013	[3730]		
	7. Arbitrage				[3732]		
	8. Other securities				[3734]		
	D. Undue concentration				[3650]		
	E. Other (List)				[3736]	$ (929,013)	[3740]
10.	Net Capital					$ 6,302,458 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A):

Promissory notes receivable	$ 1,590,953
Membership options	209,750
Fixed assets, net	1,422,921
Other assets	33,500
	$ 3,257,124

Note: There are no material differences between the audited computation of net capital and that per the Company's amended unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CUTLER GROUP, L.P.** as of **December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

No.	Item			Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$ 161,671	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 161,671	[3760]
14.	Excess net capital (line 10 less 13)			$ 6,140,787	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 6,060,073	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

No.	Item			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 2,423,854	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$ 2,423,854	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			38.5	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)				[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

No.	Item	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

No.	Item	Amount	Code
29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CUTLER GROUP, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2001

The Partnership did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

CUTLER GROUP, L.P.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2001

The Partnership did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2001 and does not have any PAIB accounts.

CUTLER GROUP, L.P.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2001

The Partnership did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Partners of
Cutler Group, L.P.

In planning and performing our audit of the statement of financial condition of Cutler Group, L.P. (the "Partnership") as of December 31, 2001, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Pacific Exchange, Inc., the Chicago Board Options Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ryan & Juraska

Chicago, Illinois
February 12, 2002



CUTLER GROUP, L.P.
(A California Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2001
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **Raymond P. Burley**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Cutler Group, L.P.** as of **December 31, 2001** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

13th day of February, 2002


OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04



Notary Public

This report** contains (check all applicable boxes)

[**x**] (a) Facing Page.
[**x**] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[**x**] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[**x**] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[**x**] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[**x**] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[**x**] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**